Pricing supplement no. 485
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 108-A-II dated December 2, 2008

Registration Statement No. 333-155535
Dated March 2, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$2,200,000
8.00% per annum Upside Auto Callable Reverse Exchangeable Notes due March 4, 2011 Linked to the American Depositary Shares, Each Representing Six Ordinary Shares of BP p.l.c.

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, to accept the risks of owning equities in general and the American Depositary Shares, or ADSs, each representing six ordinary shares of BP p.l.c., in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- If the notes are not automatically called, the notes will pay 8.00% per annum interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($10.80 initially) on any day during the Monitoring Period, as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 4, 2011
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stock:	The ADS, representing six ordinary shares of BP p.l.c. (New York Stock Exchange symbol "BP"). The ADSs are evidenced by American Depositary Receipts.
Interest Rate:	•8.00% per annum if the notes are not automatically called; or • if the notes are automatically called: • 2.00% if the notes are automatically called on the first Call Date; • 4.00% if the notes are automatically called on the second Call Date; • 6.00% if the notes are automatically called on the third Call Date; or • 8.00% if the notes are automatically called on the final Call Date, in each case equivalent to 8.00% per annum, paid monthly and calculated on a 30/360 basis.
Automatic Call:	If on any of the four (4) Call Dates, the closing price of the Reference Stock is greater than the Initial Share Price, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Protection Amount:	**$10.80, which is equal to 20.00% of the Initial Share Price, subject to adjustments**
Pricing Date:	March 2, 2010
Settlement Date:	On or about March 5, 2010
Call Dates*:	June 2, 2010 (first Call Date), September 1, 2010 (second Call Date), December 1, 2010 (third Call Date) and March 1, 2011 (final Call Date, which is also the Observation Date)
Call Settlement Dates*:	June 7, 2010 (first Call Settlement Date), September 7, 2010 (second Call Settlement Date), December 6, 2010 (third Call Settlement Date) and March 4, 2011 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Call Date specified above, except that the final Call Settlement Date is the Maturity Date.
Observation Date:	March 1, 2011*
Maturity Date:	March 4, 2011*
CUSIP:	48124AJC2
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 7th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing April 7, 2010, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, *unless* : (1) the Final Share Price is less than the Initial Share Price; and (2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount . If the notes are not automatically called and the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest and, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	18.5185 shares of the Reference Stock, per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	$54.00, the closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 108-A-II for further information about these adjustments.
Final Share Price:	The closing price of the Reference Stock on the Observation Date

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 108-A-II.

Investing in the Upside Auto Callable Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 108-A-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$36.14	$963.86
Total	$2,200,000	$79,508	$2,120,492

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $36.14 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $31.25 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. The concessions of $31.25 per $1,000 principal amount note include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Plan of Distribution" beginning on page PS-37 of the accompanying product supplement no. 108-A-II.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 2, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 108-A-II dated December 2, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 108-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 108-A-II dated December 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005840/e33746_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay (1) if the notes are not automatically called, 8.00% per annum interest over the term of the notes, or (2) if the notes are automatically called: (i) 2.00% if called on the first Call Date, (ii) 4.00% if called on the second Call Date; (iii) 6.00% if called on the third Call Date or (iv) 8.00% if called on the final Call Date, in each case equivalent to 8.00% per annum interest, from the issue date to but excluding the applicable Call Settlement Date, each of which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of (1) if the notes are not automatically called, 8.00% per annum interest over the term of the notes, or (2) if the notes are automatically called, (i) 2.00% if called on the first Call Date, (ii) 4.00% if called on the second Call Date; (iii) 6.00% if called on the third Call Date or (iv) 8.00% if called on the final Call Date, in each case equivalent to 8.00% per annum interest, from the issue date to but excluding the applicable Call Settlement Date. Interest will be payable monthly in arrears on the 7th calendar day of each month, except for the final interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing April 7, 2010, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **POTENTIAL EARLY EXIT WITH FULL PRINCIPAL PROTECTION AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($10.80 initially) on any day during the Monitoring Period. **However, if the notes are not automatically called, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount ($10.80 initially), you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 108-A-II. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is automatically terminable in circumstances where the Automatic Call occurs and that, if not terminated, requires you to purchase the Reference Stock (or, at our option, the Cash Value thereof) from us at maturity under circumstances where the payment at maturity is the Physical Delivery Amount and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation to purchase the Reference Stock. We intend to treat approximately 10.50% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an automatic call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 108-A-II dated December 2, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are not automatically called. If the notes are not automatically called, the payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($10.80 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be called before maturity if the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If the notes are not automatically called and, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($10.80 initially), you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently recovers such that it is above the Initial Share Price minus the Protection Amount ($10.80 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date or Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments —   PS-2
Upside Auto Callable Reverse Exchangeable Notes Linked to the American Depositary Shares, Each Representing Six Ordinary Shares
of BP p.l.c.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — If the notes are not automatically called, unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($10.80 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
- **NO AFFILIATION WITH BP P.L.C.** — We are not affiliated with BP p.l.c. We assume no responsibility for the adequacy of the information about BP p.l.c. contained in this pricing supplement or in product supplement no. 108-A-II. You should make your own investigation into the Reference Stock and BP p.l.c. We are not responsible for BP p.l.c.'s public disclosure of information, whether contained in SEC filings or otherwise.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with BP p.l.c., including extending loans to, or making equity investments in, BP p.l.c. or providing advisory services to BP p.l.c. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to BP p.l.c., and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of BP p.l.c. as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF BP P.L.C. AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF BP P.L.C.** — Because the notes are linked to the performance of an ADS representing six ordinary shares of BP p.l.c., you should be aware that your note is linked to the price of the ADSs and not the ordinary shares of BP p.l.c., which we refer to as the Underlying Stock. There are important differences between the rights of holders of ADSs and holders of the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents six ordinary shares of the Underlying Stock. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, BP p.l.c., and holders of the ADSs, which may be different from the rights of holders of the Underlying Stock. For example, BP p.l.c. may make distributions in respect of the Underlying Stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes linked, in part, to the ADS of BP p.l.c.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked, in part, to the value of ADSs representing interests in non-U.S. equity securities, such as BP p.l.c., which are issued by a British issuer, involves risks associated with the home country of the issuer of the non-U.S. equity securities. The ADS of BP p.l.c., which is quoted and traded in U.S. dollars on the New York Stock Exchange, may trade differently from the Underlying Stock, which is quoted and traded in pounds sterling on the London Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of BP p.l.c., including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the ADS of BP p.l.c. is quoted and traded in U.S. dollars on the New York Stock Exchange and the Underlying Stock is quoted and traded in pounds sterling on the London Stock Exchange, fluctuations in the exchange rate between the pound sterling and the U.S. dollar will likely affect the relative value of the ADS of BP p.l.c. in the two different currencies and, as a result, will likely affect the market price of the ADS of BP p.l.c. trading on the New York Stock Exchange. These trading differences and currency exchange risk may affect the market value of the notes and whether the closing price of the ADS of BP p.l.c. will fall below its Protection Amount on any trading day during the Monitoring Period and whether its Final Share Price will be greater than, equal to or less than its Initial Share Price. The pound sterling has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the pound sterling and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the pound sterling and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the United States, including economic and political developments in other countries.
Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the United Kingdom and the United States and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the United Kingdom.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United Kingdom, the United States and those of other countries important to international trade and finance.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 108-A-II.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on BP p.l.c. is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, BP p.l.c., a British company, is a global company involved in oil and natural gas exploration, development and production, and the related pipeline, transportation and processing activities, as well as the marketing and trading of natural gas. The ADS, representing six ordinary shares of BP p.l.c., is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of the ADS of BP p.l.c. in the accompanying product supplement no. 108-A-II. Information provided to or filed with the SEC by BP p.l.c. pursuant to the Exchange Act can be located by reference to SEC file number 001-06262 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 7, 2005 through February 26, 2010. The closing price of the Reference Stock on March 2, 2010 was $54.00. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that BP p.l.c. will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates and assuming that the closing price of the Reference Stock declines in the manner set forth in the column entitled "Hypothetical lowest closing price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $54.00
- the Interest Rate: 8.00% per annum if the note is held to maturity

- the Protection Amount (in U.S. dollars): $10.80

2.00% (equivalent to 8.00% per annum) if the note is automatically called on the first Call Date
4.00% (equivalent to 8.00% per annum) if the note is automatically called on the second Call Date
6.00% (equivalent to 8.00% per annum) if the note is automatically called on the third Call Date
8.00% (equivalent to 8.00% per annum) if the note is automatically called on the final Call Date

Hypothetical lowest closing price during the Monitoring Period	Hypothetical highest closing price on any of the Call Dates	Hypothetical Final Share Price	Payment at Maturity**	Payment on the applicable Call Settlement Date**	Total Value of Payment Received at Maturity or on the applicable Call Settlement Date**
$51.30	$51.30	$54.00	$1,000.00	N/A	$1,000.00
$54.00	$108.00	N/A	N/A	$1,000.00	$1,000.00
$27.00	$51.30	$54.00	$1,000.00	N/A	$1,000.00
$27.00	$56.70	N/A	N/A	$1,000.00	$1,000.00
$54.00	$54.00	$54.00	$1,000.00	N/A	$1,000.00
$43.20	$48.60	$43.20	$1,000.00	N/A	$1,000.00
$27.00	$54.00	$51.30	18 shares of the Reference Stock or the Cash Value thereof	N/A	$950.00
$27.00	$37.80	$27.00	18 shares of the Reference Stock or the Cash Value thereof	N/A	$500.00
$13.50	$27.00	$13.50	18 shares of the Reference Stock or the Cash Value thereof	N/A	$250.00
$0.00	$16.20	$0.00	18 shares of the Reference Stock or the Cash Value thereof	N/A	$0.00

** Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash or (2) on the applicable Call Settlement Date, $1,000 in cash. Also note that if you receive the Physical Delivery Amount at maturity, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity or on the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock on the first Call Date is $56.70. Because the closing price of the Reference Stock of $56.70 on the first Call Date is greater than the Initial Share Price of $54.00, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $51.30, the lowest closing price of the Reference Stock during the Monitoring Period was $27.00 and the Final Share Price is $54.00. Because the highest closing price of the Reference Stock of $51.30 on any of the Call Dates was less than the Initial Share Price of $54.00, the notes are not automatically called. Because the Final Share Price of $54.00 is equal to the Initial Share Price of $54.00, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $54.00, the lowest closing price of the Reference Stock during the Monitoring Period was $27.00 and the Final Share Price is $51.30. Because the highest closing price of the Reference Stock of $54.00 on any of the Call Dates was equal to the Initial Share Price of $54.00, the notes are not automatically called. Because the Final Share Price of $51.30 is less than the Initial Share Price of $54.00 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $51.30, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 4: The highest closing price of the Reference Stock on any of the Call Dates was $37.80, and the closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $27.00, a decline of more than the Protection Amount. Because the highest closing price of the Reference Stock of $37.80 on any of the Call Dates was less than the Initial Share Price of $54.00, the notes are not automatically called. Because the Final Share Price of $27.00 is less than the Initial Share Price of $54.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $27.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 5: The highest closing price of the Reference Stock on any of the Call Dates was $48.60, the Final Share Price of $43.20 is less than the Initial Share Price of $54.00 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the highest closing price of the Reference Stock of $48.60 on any of the Call Dates was less than the Initial Share Price of $54.00, the notes are not automatically called. Because the closing price of the Reference Stock has not declined by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $43.20 is less than the Initial Share Price of $54.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1), if the notes are held to maturity, $80.00 over the term of the notes or (2) if the notes are automatically called: (i) $20.00 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) $40.00 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) $60.00 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) $80.00 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $54.00, the Protection Amount was $10.80 and the Physical Delivery Amount was 18.5185 shares of the Reference Stock, in each case subject to adjustments.

Supplement Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

Upside Auto Callable Reverse Exchangeable Notes Linked to the American Depositary Shares, Each Representing Six Ordinary Shares of BP p.l.c.